Lucy Schlauch Stark Phone 303-295-8493 Fax 303-291-9145 MLStark@hollandhart.com

July 12, 2012

VIA EDGAR

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               Natural Grocers by Vitamin Cottage, Inc.

Amendment No. 3 to Registration Statement on Form S-1, filed July 12, 2012
File No. 333-182186

Dear Ms. Ransom:

On behalf of our client, Natural Grocers by Vitamin Cottage, Inc., a Delaware corporation (the “Company”), pursuant to Rule 472, I am submitting as correspondence a copy of Amendment No. 3 to the Company’s above-captioned Registration Statement on Form S-1, marked to indicate the changes effected since our filing of Amendment No. 2 to the Registration Statement on July 5, 2012.  Please contact me with any questions or comments you may have regarding this correspondence.

Respectfully,

/s/ Lucy Schlauch Stark

Lucy Schlauch Stark
Holland & Hart LLP

Attachment

cc:                     Kemper Isely, Natural Grocers by Vitamin Cottage, Inc.
Sandra Buffa, Natural Grocers by Vitamin Cottage, Inc.
Keith Townsend, King & Spalding LLP
Scott Berdan, Holland & Hart LLP

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